UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

Dimicron, Inc.

(Exact name of issuer as specified in its charter)

Commission File No.  024-12001

Utah	84-1384895
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1186 South 1680 West Orem, Utah	84058
(Address of principal executive offices)	(Zip Code)

(801) 221-4591
Issuer’s telephone number, including area code

Non-Voting Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this annual report on Form 1-K (this “Annual Report”), the terms “Dymicron”, “we”, “us”, “our” or the “Company” refer to Dimicron, Inc. dba Dymicron

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ITEM 1. BUSINESS

Overview

Dymicron is an innovation-driven medical device technology company that is advancing a new generation of musculoskeletal devices made from Polycrystalline Diamond (PCD)—one of the strongest substances known to man, and a material for which Dymicron has patented in all human interbody applications. The Company currently offers one product – the Triadyme®-C, which is an innovative cervical total disc replacement device that replicates natural spinal motion and is made from PCD which we believe is an optimal disc replacement implant.

Dymicron’s mission is to improve patient outcomes for artificial cervical disc replacement using revolutionary “diamond-on-diamond” technology to minimize the pathologies caused by wear debris.

Organizational History

Dymicron was incorporated on February 7, 1997 under the laws of the State of Utah. The Company was originally incorporated as Diamicron, Inc. until it changed its name to Dimicron, Inc. effective April 20, 2011. On September 30, 2014 the Company registered the “doing business as” (dba) name of Dymicron. Since its inception, the Company has engaged itself in the research and development of high pressure/high temperature synthesis of PCD materials for medical device applications.

Our subsidiary, Dymicron EU GmbH, is a German limited liability company formed on May 13, 2016. The Company’s operations in Europe are conducted through Dymicron EU GmbH. Currently, these operations consist primarily of assisting with the direct sales of our products in Germany and the distribution of our products in Spain and South America.

Principal Products and Services

Dymicron’s primary business is the design and manufacture of innovative artificial joint replacements using our unique, proprietary Polycrystalline Diamond material. With the same hardness as natural diamond, PCD produces virtually no detectable wear and, therefore, minimizes the risk of any wear debris-related complications and can last several patient lifetimes.

As of the date of this Annual Report, we have one product – the Triadyme®-C, for which we have secured CE Marking - a requisite European Union certification that permits the Triadyme®-C to be distributed commercially in Europe. The Triadyme®-C is currently being sold in Spain, South America and Germany.

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The Triadyme®-C has not yet been approved for sale by the FDA in the United States, which is our primary target market.

Triadyme®-C

Triadyme®-C is an artificial cervical disc made from Polycrystalline Diamond (PCD), our proprietary patented material. PCD is almost entirely comprised of carbon in its strongest-material-in-the-universe form, and is the most wear-resistant material known – making it essentially immune to the wear that leads to debris in cervical discs made from other materials, such as metal and plastic. In addition to enjoying the benefits of the PCD’s undetectable wear debris, the unique Tri-Lobe biomechanical design of the Triadyme®-C disc also replicates the natural motion and mobility of a normal disc and creates better stability. Unlike three-piece systems, Triadyme®-C has a two-piece design, which means both components are anchored and integrated into bone.

Market

According to the Artificial Cervical Intervertebral Disc Market Forecast to 2028 published by Insight Partners in June 2022, the global cervical total disc replacement market size is expected to grow from $1.621 billion in 2022 to $4.375 billion by 2028. It is estimated to grow at a Compound Annual Growth Rate (CAGR) of 18.0% from 2022 to 2028.

The cervical total disc replacement market in the United States, which holds the largest share of the market, is expected to grow from $449.75 million in 2022 to $1.232 billion by 2028, at a CAGR of 18.3% during 2022–2028.

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The expected growth of the cervical total disc replacement market is attributed to the rising prevalence of cervical injuries. Trauma is the major contributor to cervical injuries, including vehicle accidents, penetrating or blunt trauma, falls, and sports or diving injuries. As per the study “Estimating the Number of Traffic Crash-Related Cervical Spine Injuries in the United States: an Analysis and Comparison of the National Crash and Hospital Data,” published in 2020, in the United States, ~869,000 traffic crash-related cervical spine injuries are observed in hospitals annually, of which ~841,000 are sprain/strain (whiplash) injuries, 2,800 are spinal disk injuries, 23,500 are fractures, 2,800 are spinal cord injuries, and 1,500 dislocations. Further, most sports injuries are orthopedic injuries, including strains, sprains, fractures, broken ligaments, pain, and swelling; these may be acute or chronic. According to Stanford Children’s Health, ~30 million youth and children in the United States play sports annually, and more than 3.5 million sports-related injuries are reported each year. A cervical fracture results from high-energy trauma, such as a fall in gymnastics, hockey, football, or diving. The incidence of fractures is high in athletes. As per the Spinal Cord Injury Facts and Figures at a Glance, 2020, in the United States, approximately 7.8% of the total spinal cord injuries (SCI) are due to sports. According to the US Consumer Product Safety Commission (CPSC), in 2018, ~23,720 neck fractures were treated at hospital emergency rooms in the United States; of these, ~3,194 fractures were due to sports. The incidence of sports injuries increases with surged participation in sports and active participation in fitness activities due to the growing focus on healthy living worldwide. Additionally, as per the National Spinal Cord Injury Statistical Center, diving is the fifth leading cause of severe cervical spinal cord injury. Therefore, the demand for the artificial cervical intervertebral disc is increasing due to the rising incidences of cervical injuries.

The cervical intervertebral disc has the ability to absorb a huge compressive load while providing different types of motion between the bones in the neck. Market players have developed several artificial intervertebral cervical discs that are used to treat cervical disc problems. Artificial cervical disc replaces the movement and cushioning function of damaged cervical disc.

The growth of the market in the country is primarily driven due to increasing product development and growing government support to enhance the healthcare sector. Approximately, 30 million children and adolescents participate in youth sports in the United States, leading to an increase in the number of sports injuries among America’s young athletes. In United States, market’s growth is primarily driven by the increasing prevalence of arthritis, obesity, organ dislocation, a growing number of product launches by key players. Further, the prevalence of bone and joint conditions, increasing aging population, and the growing number of product approvals and developments, is expected to create opportunities for the market’s growth.

Competition

The medical device industry and the market for cervical total disc replacement in particular, is highly competitive, subject to rapid technological change and significantly affected by new product introductions and market activities of other participants. We believe that our significant competitors include Medtronic, Zimvie, Globus Medical, Nuvasive, Orthofix and Centinel Spine, which together represent a significant portion of the cervical total disc replacement market. In particular, each of these significant competitors have products that directly compete with our Triadyme®-C product – although to our knowledge, no other cervical disc replacement devices are in development or currently exist that have the ability to eliminate wear-debris completely like the Triadyme®-C.

We also compete with many other cervical total disc replacement market participants such as SpineArt, Synergy Spine Solutions, Aesculap, NG Medical, Spineway, Signus and Axiomed, whose products generally have a smaller market share than the significant competitors listed above. At any time, these and other potential market entrants may develop new devices or treatment alternatives that may compete directly with our products. In addition, they may gain a market advantage by developing and patenting competitive products or processes earlier than we can or by obtaining regulatory clearances or market registrations more rapidly than we can.

Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may also have more extensive customer bases and broader customer relationships than we do, including relationships with our potential customers. In addition, many of these companies have longer operating histories and greater brand recognition than we do. Because of the size of the market for cervical total disc replacement and the high growth profile of the segments in which we compete, we anticipate that companies will dedicate significant resources to developing competing products.

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Our Advantage

We believe our primary competitive advantage over other market participants is the strength of the Triadyme®-C, which we believe is superior to other cervical total disc replacement designs in the market.

The majority of cervical disc designs in use today use simplistic geometry that is unable to replicate the complexity of healthy spinal motion, resulting in poor motion in the disc. Poor motion can result in subsequent degeneration and additional problems for patients who receive these implants.

The design of these discs are limited by the wear properties of their materials. The majority of cervical discs are manufactured with metal (cobalt chrome) endplates and plastic (polyethylene) cores. Some discs utilize metal-on-metal, ball-and-socket designs. Movement of the artificial disc endplates over the disc core causes metal and poly wear debris and metal ions to be released from the disc into the body.

At a November 2019 FDA Immunology Devices Panel Advisory Committee meeting held at Rush University Medical Center in Chicago, the committee noted that approximately 55% of total joint failures are due to loosening caused by wear particles. Metal wear debris can cause adverse, long-term local tissue reactions and systemic effects (local pseudotumor and aseptic prosthesis loosening).

At the same November 2019 FDA Immunology Devices Panel Advisory Committee meeting, the committee noted that many patients have expressed hardships following implantation with a metal implant, and certain metal-on-metal orthopedic implants have raised questions about the potential for some patients to develop unexpected or heightened biological responses to the implant.

The Triadyme®-C is the only product we are aware of that offers a solution to both the issues of wear-debris and mobility in the disc, due to our unique Polycrystalline Diamond (PCD) material, which generates no detectable wear debris, and the unique Tri-Lobe biomechanical design of the Triadyme®-C disc, which we believe better replicates the natural motion and mobility of a normal disc.

Manufacturing

We have developed a robust in-house manufacturing process for the Triadyme-C at our headquarters in Orem, Utah, where we have a fully-functioning manufacture facility that produces the Triadyme-C. Dymicron owns all of the of the equipment used to manufacture this product.

Raw materials used in the manufacturing of the Triadyme-C are purchased from various suppliers based in the United States.

Manufacturing Services

To support its operations while it seeks FDA approval of the Triadyme-C, the Company rents out its machinery to third-party customers for the manufacturing of their products. Prior to its first sales of the Triadyme-C in 2020, revenues from renting out its manufacturing equipment was the sole source of revenue of the Company. As of the date of this Annual Report, the Company rents out its facilities to a single company, which pays the Company various per-use (approximately $30 per machine use) and per-product (approximately $55 per product manufactured) fees for use of the Company’s facilities and machinery. The Company expects that, if it receives FDA approval of its intended PMA Application for the Triadyme-C, it will cease renting out its manufacturing equipment to third parties.

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Distribution, Customers, and Sales

Europe

After production at our manufacturing facility in Orem, Utah, finished Triadyme-C discs are shipped to warehouse facilities in Germany operated by a third-party logistics provider, Meotec GmbH, that provides storage and shipping services for our Company to healthcare institutions in Europe. We pay a monthly fee of 4,000 Euros to Meotec GmbH for its services, as well as for the warehouse facilities, which we rent from Meotec GmbH as well.

We market and sell our products through two principal channels: (i) direct to healthcare institutions, such as hospitals; and (ii) through stocking distributors.

With direct channel accounts, inventory is generally consigned to our healthcare institution customers, all of which are currently located in Germany. With sales to stocking distributors, title to product passes upon shipment, and the stocking distributors sell our products to healthcare institutions. We generally ship our orders via expedited courier. Since most of our sales occur at the time of an elective procedure, we generally do not have firm orders.

Pursuant to a distribution agreement entered into in July 2021, our stocking distributor based in Spain has exclusive rights to sell the Triadyme-C in Spain, Portugal and will be opening South America to new distributors in 2024. This stocking distributor is not required to purchase any amount of product under this agreement. Additionally, we expect that revenues from this agreement will comprise a significantly lower portion of our total revenues going forward, as this stocking distributor placed a large initial order of our product to help streamline its sales process going forward, and it is not expected that it will need to order additional product from us in the near future. Additionally, approximately half of the revenues generated from sales to this stocking distributor in 2021 were generated from instrumentation that is used in connection with procedures utilizing our Triadyme®-C. Since this instrumentation is reusable, we do not expect to make another sale of such instrumentation to this stocking distributor.

The initial term of the distribution agreement between the Company and this stocking distributor is three years – after which, unless earlier terminated, the agreement will automatically renew for two successive two-year periods. The Company and this stocking distributor each have the right to terminate the agreement upon 30 days’ notice to the other party upon a material breach of the terms of the agreement by the other party, as well as, among other things, if there is a change of control of either the Company or this stocking distributor. Upon termination, this stocking distributor has the right to sell back to the Company its inventory of the Company’s products.

South America

We have recently begun making sales to a stocking distributor in South America. We engaged this stocking distributor in September 2023 on a non-exclusive basis.

After production at our manufacturing facility in Orem, Utah, finished Triadyme-C discs are shipped to a warehouse facility in Miami, FL operated by a third-party logistics provider. From there, products are shipped to locations in South America determined by the stocking distributor. To date, the stocking distributor has made a single sale of our products to a healthcare institution in Chile, which resulted in total proceeds of $35,000 to the Company.

General

Direct sales represented approximately 77% of our net sales in 2023, the majority of which was generated from sales to two hospitals in Hamburg, Germany – Klinikum Itzehoe (which accounted for approximately 14% and Paracelsus Klinikum which account for 32% of our total net sales in 2023). The remaining 23% of our net sales was generated from sales to our stocking distributor based out of Spain (14%) and our stocking distributor based out of South America (9%), each of which buys our products, and resells them to healthcare institutions.

We stock inventory in our warehouse facilities and retain title to consigned inventory in an effort to have sufficient quantities available when products are needed for surgical procedures.  Safety stock levels are determined based on a number of factors, including demand, manufacturing lead times and quantities required to maintain service levels.

We utilize a network of sales associates, sales managers and support personnel, all of whom are not employees of the Company, but rather contracted through independent distributors and sales agencies.

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Employees

Our Company has 17 full-time employees and 1 part-time employee. 16 of our full-time employees and our part-time employee are employed in the United States at Dymicron, Inc., and 1 of our full-time employees are employed in Germany by our subsidiary, Dymicron EU GmbH.

The Company generally enters into agreements with its employees that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information. Each of the employment agreements between the Company and its executive officers state that employees are “at-will” employees, and may be terminated at any time for any reason by the Company.

Government Regulation

While we currently sell products in Europe and South America under a CE Mark obtained by the Company, our primary goal is to sell our products in the United States. Medical products and devices are regulated by the FDA in the United States and can be regulated by foreign governments for devices sold internationally. The Federal Food, Drug and Cosmetic Act and regulations issued by the FDA regulate testing, manufacturing, packaging, labelling, and marketing of medical devices. Under the current regulations and standards, we believe that our devices are subject to general controls, including compliance with labeling and record-keeping rules.

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization are premarket clearance (also called 510(k) clearance) and premarket approval (also called PMA approval). The type of marketing authorization applicable to a specific device—510(k) clearance or PMA approval—is generally linked to the classification of the device.

The FDA classifies medical devices into one of three classes (Class I, II or III) based generally on the degree of risk the FDA determines to be associated with a device and the extent of control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls such as requirements for establishment registration and device listing, device labeling, premarket notification and adherence to parts of the FDA’s Quality System Regulation, or QSR. Class II devices are intermediate risk devices that are subject to general controls and special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries, or postmarket surveillance. Class III devices are those deemed by FDA to pose the greatest risk and include life-sustaining, life-supporting or implantable devices, and devices not “substantially equivalent” to a device that is already legally marketed.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Class I and Class II devices that have not been so exempted are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III generally require PMA approval prior to commercial marketing. The PMA approval process is generally more stringent, time-consuming and expensive than the 510(k) clearance process and has significant post-approval obligations.

We believe that Triadyme®-C is a Class III medical device, and will require a PMA approval.

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FDA Requirements for Premarket Approval

A PMA application must be submitted if a device cannot be cleared for its intended use through the 510(k) process. The PMA process is usually significantly more demanding than the 510(k) clearance process.

A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with the QSR, which requires manufacturers to adopt and follow design, testing, control, documentation and other quality assurance procedures. The FDA may also conduct inspections of the investigational sites involved with data collection.

FDA review of a PMA application is required by statute to take no longer than 180 days, although the process typically takes significantly longer, and may require several years to complete. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

•	the data from preclinical studies and clinical trials may be insufficient to demonstrate the safety and effectiveness of the device;

•	the manufacturing process or facilities may not meet applicable requirements; and

•	changes in FDA approval policies or adoption of new laws or regulations may require additional data.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for certain indications. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter describes the deficiencies in the application and may require additional clinical trials, which may delay PMA approval for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing. Even if a PMA application is approved, the FDA may approve the device with an indication that is narrower or more limited than originally sought. The agency can also impose restrictions on the sale, distribution, or use of the device as a condition of approval, or impose postapproval requirements such as continuing evaluation and periodic reporting on the safety, effectiveness and reliability of the device for its intended use.

New PMA applications or PMA supplements are generally required for changes that affect the safety or effectiveness of the device, such as modifications to the manufacturing process, labeling, intended use, device specifications, materials or design of a device once it is approved through the PMA process. PMA approval supplements often require submission of the same type of information as required in an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application.

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Clinical Trials

Clinical trials are almost always required to support a PMA application. If an investigational device could pose a significant risk, as defined by the FDA, the FDA must approve an Investigational Device Exemption, or IDE, application, prior to the initiation of the investigational use. A study for a non-significant risk device does not require prior FDA approval. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA, generally for a specified number of patients and U.S. sites. The study protocol and informed consent must also be approved by appropriate institutional review boards at the clinical trial sites for both significant and non-significant risk devices before the clinical trials may begin.

We have not yet begun any clinical trials related to an IDE application, and have not yet received FDA approval of an IDE application. The FDA’s approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria. With certain exceptions, changes made to an investigational plan after an IDE is approved must be submitted in an IDE supplement and approved by FDA (and by governing institutional review boards when appropriate) prior to implementation. All clinical trials must be conducted in accordance with the FDA’s IDE regulations, which govern investigational device labeling and prohibit promotion, test marketing, or commercialization of an investigational device, and any representation that such a device is safe or effective for the purposes being investigated. The IDE regulations also specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for institutional review board approval and for informed consent by study participants, as well as with other FDA requirements for good clinical practices, such as disclosure of certain financial interests by clinical investigators. The FDA may require appropriate actions to ensure that clinical data are reliable, including data audits, analyses or studies, or exclusion of any data deemed subject to bias. Additionally, required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	the FDA might require us to modify a previously approved protocol, and any such modifications could require that we enroll additional subjects in the study;

•	subjects may not enroll in clinical trials or complete follow-up at the rate we expect or may not comply with clinical protocols;

•	subjects may experience adverse events or side effects;

•	clinical investigators currently participating in a trial might drop out of the trial, which could require us to engage new sites and we may, or may not be able to do so successfully or in a timely matter;

•	clinical investigators may not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, investigator agreements, good clinical practices or other FDA requirements;

•	third-party contract research organizations may not perform data collection and analysis in a timely or accurate manner, or may fail to adequately monitor the study;

•	we may be required to undertake corrective action or suspend or terminate our clinical trials if serious risks occur or if we fail to satisfy any requirement or condition of IDE approval, or if regulatory inspections find us or our third-party contractors or clinical sites not to be in compliance with regulatory requirements;

•	regulatory authorities could require additional data analyses, audits, or studies, or exclude a site’s or sites’ data from consideration;

•	the interim or final results of the clinical trial or the trial design may be determined to be inadequate to demonstrate safety or effectiveness; and

•	government law, regulations or policies might change.

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We submitted our application for IDE clinical trials in 2023. The Company received a response from the FDA, requesting additional data related to our IDE clinical trial application. We are intending to resubmit our IDE application for clinical trials with the FDA’s requested data in Q2 2024. Assuming we receive approval of this application, we intend to initiate those clinical trials in 2024. If we are successful in doing so, we believe it could take approximately 3 years to complete these trials from the time the trials commence. Assuming we successfully complete the clinical trials, we expect to file a PMA application for our Triadyme®-C in 2026.We estimate that FDA’s review of our PMA application could take up to two years. Assuming our PMA application is approved, we expect our Triadyme®-C could be available for sale in 2028 or 2029..

Our clinical trials may not generate favorable data to support any further PMA applications, and we may not be able to obtain required FDA approvals or clearances on a timely basis, or at all. Delays in receipt of or failure to receive such approvals or clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations. Even if granted, the approvals or clearances may include significant limitations on the intended use and indications for use for which our products may be marketed.

Even if regulatory approval or clearance of our Triadyme®-C and our other products is granted, the approval or clearance is likely to be subject to limitations on the indication for which the product may be marketed. If the FDA determines that our advertising, labeling or promotional materials or our training or marketing and sales practices constitute promotion of off-label use, it could request that we modify our training or promotional materials or subject us to regulatory enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine and criminal penalties.

Continuing FDA Regulation

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

•	establishment registration and device listing;

•	the QSR, which requires manufacturers to establish and follow design, testing, control, documentation and other quality assurance procedures, including procedures related to the handling and investigation of product complaints and other product quality issues;

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling;

•	medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if malfunctions were to recur;

•	corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health; and

•	periodic reports and notification of manufacturing changes.

Also, the FDA may require us to conduct postmarket approval studies or postmarket surveillance or order us to establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, announced and unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors, and we may be held liable by the FDA in some situations if it deems those facilities or subcontractors noncompliant.

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Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

•	untitled letters or warning letters;

•	fines and civil penalties;

•	unanticipated expenditures;

•	delays in clearing or approving or refusal to clear or approve, the Triadyme®-C;

•	withdrawal or suspension of 510(k) clearance or PMA approval;

•	product recall or seizure;

•	orders for physician notification or device repair, replacement, or refund;

•	interruption or total shutdown of production;

•	operating restrictions;

•	injunctions; and

•	criminal prosecution.

We and our contract manufacturers, specification developers, and some suppliers of components or device accessories, are also required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA enforces the QSR through periodic announced and unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers are not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to clear or approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would harm our business. We cannot assure you that we will be able to comply with all applicable FDA regulations.

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Third-Party Reimbursement

Hospitals and other healthcare providers that purchase products such as our Triadyme®-C generally rely on third-party payors, such as Medicare, Medicaid, private insurance plans and managed care programs, to pay for all or part of the costs and fees associated with the procedures performed with these devices. Accordingly, the adoption of our products will depend on the adequacy of third-party payments for the Triadyme®-C. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Furthermore, payments from Medicare, Medicaid and other third-party payors are subject to legislative and regulatory changes and are susceptible to budgetary pressures.

European Regulation

In the EU, manufacturing, packaging and marketing of medical devices is regulated by the Medical Device Regulation (“MDR”) and several ISO standards (e.g. 10993, ISO 60601, REACH and RoHs, etc.). In the EU Triadyme®-C is classified as Class IIb, which requires a CE Mark before it can be sold. The CE Mark for Triadyme®-C was most recently certified in March 2020.

For the EU and many other countries that recognize the CE Marking certification, their medical device Quality Management System (“QMS”) is certified under ISO 13485. Dymicron obtained ISO 13485 certification for its EU operations in August 2021.

Labeling, promotional activities and marketing materials are governed by CE Marking in the EU, as well as many other countries in a similar manner to the FDA’s regulation over such activities.

Finally, as in the US, the prices of medical devices are subject to reimbursement programs with varying price control mechanisms in Europe. It is difficult to predict how our products may be covered and/or reimbursed, and those determinations are subject to change.

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Intellectual Property

Dymicron holds a number of patents and trademarks. A summary of the Company’s current intellectual property portfolio is summarized in the table below.

Patent Registrations

Title/Matter Name	Filed	Issue Date	Patent No.	Expires	Status
U.S. Patent Application - Use of a Metal and Sn as a Solvent Material for the Bulk Crystallization and Sintering of Diamond to Produce Biocompatible Devices	4/5/06	3/16/10	7,678,325	April 5, 2026 plus 873 days.	Issued
South African Patent Application--Multi-Lobe Artificial Spine Joint	8/6/09	4/28/10	2009/05524	February 8, 2028	Issued
Canadian Patent Application - Articulating Diamond Surfaced Spinal Implants	8/28/03	1/4/11	2497043	August 28, 2023	Issued

AUSTRALIAN Patent Application - Use of Ti and Nb Cemented TiC in Prosthetic Joints	4/7/11	4/7/11	2011237440	April 7, 2031	Issued
U.S. Patent Application - Multi-Lobe Artificial Spine Joint	2/8/09	4/24/12	8,163,023	Feb 8, 2028 plus 1041 days*	Issued
Use of SN and Pore Size Control to Improve Biocompatibility in Polycrystalline Diamond Compacts	10/5/2011	6/27/12	2011/07300	March 25, 2030	Issued
U.S. Patent Application - Use of a Metal and Sn as a Solvent Material for the Bulk Crystallization and Sintering of Diamond to Produce Biocompatible Devices	4/10/09	5/28/13	8449991	April 5, 2026 plus 1054 days.	Issued
Japanese Patent Application - Multi-Lobe Artificial Spine Joint	8/7/09	6/21/13	5296711	February 8, 2028	Issued
Canadian Patent Application - Multi-Lobe Artificial Spine Joint	8/3/09	9/10/13	2677805	February 8, 2028	Issued
Use of SN and Pore Size Control to Improve Biocompatibility in Polycrystalline Diamond Compacts	3/25/10	11/21/13	2010234990	March 25, 2030	Issued
U.S. Patent Application - Multi-Lobe Artificial Spine Joint	4/12/12	12/10/13	8,603,169	February 8, 2028	Issued
U.S. Patent Application - Use of Ti and Nb Cemented TiC in Prosthetic Joints	4/8/10	12/10/13	8,603,181	Jan. 30, 2020 plus 664 days	Issued
Australian Application - Multi-Lobe Artificial Spine Joint	8/24/09	12/24/13	2008212800	February 8, 2028	Issued
US Non-Provisional Patent Application - Thick Sintered Polycrystalline Diamond and Sintered Jewelry	6/25/10	3/4/14	8663359	June 25, 2030 plus 578 days.	Issued

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Use of SN and Pore Size Control to Improve Biocompatibility in Polycrystalline Diamond Compacts	3/25/10	3/12/14	ZL 201080022237.X	March 25, 2030	Issued
Chinese Patent Application - Multi-Lobe Artificial Spine Joint	9/21/09	3/26/14	ZL 200880009060.2	February 8, 2028	Issued
Korean Patent Application - Multi-Lobe Artificial Spine Joint	2/8/08	6/13/14	1410181	February 8, 2028	Issued
CHINESE Patent Application - Use of Ti and Nb Cemented TiC in Prosthetic Joints	4/7/11	3/25/15	ZL 201180023788.2	April 7, 2031	Issued
Use of SN and Pore Size Control to Improve Biocompatibility in Polycrystalline Diamond Compacts	10/7/11	6/26/15	5767626	March 25, 2030	Issued
U.S. Patent Application - Multi-Lobe Artificial Spine Joint	12/7/13	7/14/15	9,078,763	February 8, 2028	Issued
Canadian Patent Application - Multi-Lobe Artificial Spine Joint	8/27/13	7/5/16	2825442	February 8, 2028	Issued
European Patent Application - Multi-Lobe Artificial Spine Joint	9/21/09	8/31/16	2114313	February 8, 2028	Issued
U.S. Patent Application - Multi-Lobe Artificial Spine Joint	6/30/15	9/13/16	9,439,772	February 8, 2028	Issued
U.S. Patent Application - Use of a Metal and Sn as a Solvent Material for the Bulk Crystallization and Sintering of Diamond to Produce Biocompatible Devices	5/15/13	10/11/16	9,463,092	April 5, 2026 plus 197 days.	Issued
Use of SN and Pore Size Control to Improve Biocompatibility in Polycrystalline Diamond Compacts	11/4/11	9/27/17	EP 2 416 813	March 25, 2030	Issued
U.S. Patent Application - Multi-Lobe Artificial Spine Joint	8/16/16	11/14/17	9,814,597	February 8, 2028	Issued
US Non-Provisional Patent Application - Thick Sintered Polycrystalline Diamond and Sintered Jewelry	2/28/14	11/21/17	9,820,539	June 25, 2030 plus 573 days.	Issued
CANADIAN Patent Application - Use of Ti and Nb Cemented TiC in Prosthetic Joints	10/5/12	5/22/18	2,795,754	April 7, 2031	Issued
U.S. Patent Application - Multi-Lobe Artificial Spine Joint	8/16/16	10/16/18	10,098,752	February 8, 2028	Issued
Use of SN and Pore Size Control to Improve Biocompatibility in Polycrystalline Diamond Compacts	10/5/11	5/28/19	2,757,821	March 25, 2030	Issued

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South African Patent Application - Articulating Diamond Surfaced Spinal Implants	3/24/05	11/22/2005	2005/02467	August 28, 2023	Issued
BRAZILIAN Patent Application - Use of Ti and Nb Cemented TiC in Prosthetic Joints	10/8/12	4/13/2011	BR 11 2012 026799 0	April 7, 2031	Issued
European Patent Application - Articulating Diamond Surfaced Spinal Implants	3/24/05	9/22/10	1 539 052	August 28, 2023	Issued

Patent Applications

Title/Matter Name	Filed	Issue Date	Patent No.	Expires	Status
3426.DIMC.PC.EP.DV	European Patent Application--Multi-Lobe Artificial Spine Joint	8/29/16	16186186.9	N/A	Pending
5452.DIMC.NP	SPINAL ARTIFICIAL DISC REMOVAL TOOL	9/22/20	17028888	N/A	Pending
5452.DIMC.EP	SPINAL ARTIFICIAL DISC REMOVAL TOOL	4/16/22	20867431.7	N/A	Pending

Trademark Registrations

Title/Matter Name	Filed	Serial No.	Issue Date	Patent No.	Expires	Status
DYMICRON	4/27/15	86611467	1/12/16	4887009	01/12/2026 (Renewable)	Registered
DYMICRON - EUROPE	10/23/15	1 276 337	10/23/15	1 276 337	10/23/2025 (Renewable)	Registered
TRIADYME	4/27/15	86611524	1/5/16	4883205	1/2/2026 (Renewable)	Registered
TRIADYME - EUROPE	10/23/15	1 275 748	10/23/15	1 275 748	10/23/2025 (Renewable)	Registered

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise. See “Risk Factors” in the Company’s Offering Circular dated January 24, 2023 for a summary of risks our Company may face in relation to litigation against our Company.

The Company’s Property

The Company leases a building at 1186 South 1680 West Orem, Utah 84058, which serves as the Company’s headquarters. The Company utilizes this space for office, warehouse, research and development, and manufacturing purposes.

The Company also rents warehouse space from Meotec Gmbh in Aachen, Germany for an indefinite term.

Our subsidiary, Dymicron EU GmbH, does not lease any physical office space in Germany.

The Company owns all of the equipment used for manufacturing at Orem, UT location.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2023 and December 31, 2022 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Dymicron is an innovation-driven medical device technology company that is advancing a new generation of musculoskeletal devices made from Polycrystalline Diamond (PCD)—one of the strongest substances known to man, and a material for which Dymicron has patented in all human interbody applications. The Company currently offers one product – the Triadyme®-C, which is an innovative cervical total disc replacement device that replicates natural spinal motion and is made from PCD which we believe is an optimal disc replacement implant.

Dymicron’s mission is to improve patient outcomes for artificial cervical disc replacement using revolutionary “diamond-on-diamond” technology to minimize the pathologies caused by wear debris.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) using the accrual method of accounting. All income is recorded when earned and all expenses are recorded when incurred regardless of when such amounts are received or paid.

Results of Operations

Year ended December 31, 2023 Compared to Year ended December 31, 2022

Revenues. The Company generated a total of $390,455 in revenues for the year ended December 31, 2023, an increase of 89% compared to $206,922 in revenues for the year ended December 31, 2022. The Company’s revenues consist of revenues recognized at the time that a device is implanted or delivered to a stocking distributor based on contractual obligations and revenues earned over time from leasing its machinery. During the years ended December 31, 2023 and 2022, the Company generated revenues of $323,000 and $108,192, respectively, from sales of Triadyme®-C in Germany and Spain (and South America during the year ended December 31, 2023) directly to hospitals and to stocking distributors. Such sales are generated through our wholly-owned subsidiary, Dymicron EU GmbH. The increase in sales of the Triadyme®-C during the year ended December 31, 2023 compared to the same period in 2022 was primarily due to an increase in sales in Germany to hospitals. The Company believes this increase is related to the Company commencing clinical trials for a CE Mark for the Triadyme®-C, which resulted in both increased awareness of the product in Germany, as well as doctors in Germany recommending suitable patients in Germany to participate in our clinical trial. During the year ended December 31, 2023 the stocking distributor out of Spain placed orders in the amount of $51,000, and the Company added a new stocking distributor in South America that placed orders of our products resulting in $35,000 in revenue to the Company.

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Cost of Goods Sold. Cost of goods sold consists primarily of the cost of raw materials used to manufacture our products. The Company incurred $182,891 and $70,366 in cost of goods sold for the years ended December 31, 2023 and December 31, 2022, respectively. Cost of goods sold increased for the year ended December 31, 2023 compared to the year ended December 31, 2022 as a result of greater sales in 2023 compared to 2022, which led to increased materials and manufacturing costs in 2023 to produce products that we sold in 2023, as well as to prepare for future product sales. Additionally, cost of goods sold in 2022 was relatively low as a result of the Company’s existing inventory of Triadyme®-C products that it manufactured in years prior to 2022. As a result, the Company incurred less manufacturing and raw material costs during the year ended December 31, 2022 than it otherwise would have if it had been required to manufacture those products that it sold in 2022, which is another contributing factor to the increased cost of goods sold during the year ended December 31, 2023.

Operating Expenses. The Company’s operating expenses for the year ended December 31, 2023 were $5,118,080 compared to $4,635,163 for the year ended December 31, 2022 – a 10% increase. The largest component of operating expenses for the year ended December 31, 2023 was general and administrative expenses. General and administrative expenses remained stable for the years ended December 31, 2022 to the year ended December 31, 2023, increasing 5% from $3,605,954 for the year ended December 31, 2022 to $3,768,276 for the year ended December 31, 2023. General and administrative expenses in both periods were comprised of payroll expenses (including salaries to executive officers), consulting expenses, rent, insurance, travel, and marketing expenses. The second biggest component of operating expenses for the year ended December 31, 2023 was product development expenses, which were $1,317,875 for the year ended December 31, 2023 compared to $999,675 for the year ended December 31, 2022 – an increase of 32%. Product development expenses were comprised of expenses related to manufacturing and research and development (including payroll to our R&D and manufacturing staff) as well as legal expenses related to protecting our intellectual property portfolio. Product development expenses increased primarily due to the request from the FDA for more data related to our IDE application, which required us to incur expenses related to obtaining that data.

Other Expenses. During the years ended December 31, 2023 and 2022, the Company incurred $4,198,266 and $3,875,234, respectively, in interest expenses related to the outstanding Convertible Note issued to Diamicron Lenders, LLC. The 8% increase in interest expense related to this note during the year ended December 31, 2023 compared to the same period in 2022 is the result of additional borrowings under the Convertible Note during the year ended December 31, 2023, in the total principal amount of $4,740,000. See “Liquidity and Capital Resources --Indebtedness” below.

Other Income. During the year ended December 31, 2022, the Company received $23,524 in other income from the lease of the Company’s manufacturing equipment to a third party. The Company received $43,856 in other income from the lease of manufacturing equipment to a third party during the year ended December 31, 2022.

Net Loss. As a result of the foregoing, the Company incurred a net loss of $9,084,988 for the year ended December 31, 2023, compared to a net loss of $8330,086 for the year ended December 31, 2022 – an increase in net loss of 9%.

The Company incurred revenues and expenses in two different currencies during the year ended December 31, 2023 and 2022, including dollars and Euros. All assets, liabilities, revenues, and expenses are converted to dollars for recording and presentation in the Company’s consolidated financial statements. The Company recorded foreign currency translation adjustments for the year ended December 31, 2023 and 2022. These adjustments are the currency translation effects and are recorded through other comprehensive income in accordance with FASB ASC 220, Comprehensive Income. In the year ended December 31, 2023 and 2022, the Company’s net comprehensive loss was $4,693,360 and $4,061,949, respectively, after giving effect to such translations.

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Liquidity and Capital Resources

As of December 31, 2023, the Company had $1,961,785 in cash and cash equivalents, and had positive working capital of $1,458,832. The Company is currently generating revenues through sales of its Triadyme®-C, but has not yet generated profits. The Company has historically been capitalized by “friends and family” investments from related parties and its officers and directors, through issuances of equity and convertible debt. On January 24, 2023, the Company commenced an offering under Tier 2 of Regulation A under the Securities Act, in which it sought to raise up to $15.8 million from the sale of its Non-Voting Common Stock. This offering terminated on July 20, 2023. The Company sold 66,533 shares of its Non-Voting Common Stock in this offering for gross proceeds of $382,564.75 (not including any Investor Fees paid to the Company by investors to help offset transaction costs). The Company plans to continue to try to raise additional capital through equity and/or debt offerings, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce its operations, and could become insolvent. As of the date of this Annual Report, we have applied to the FDA for our IDE application and have received a response from the FDA requesting additional data related to our IDE application. We are intending to resubmit our IDE application including the additional information requested by the FDA in Q2 2024. Once commenced, we believe we could continue operations for an additional 8 to 12 months from the date of commencement of these trials without raising additional capital. We estimate that we will need to raise additional capital to complete the clinical trials required for the IDE application, as well as our intended PMA application.

Alan Layton Commitment

In July 2020, Alan Layton committed to invest $10,000,000 in the Company through the “Class G” series under the Convertible Note with Diamicron Lenders (discussed further below under “Indebtedness”). As of December 31, 2023 he has invested $13,390,000 in the “Class G” series, exceeding the amount he committed to invest.

Indebtedness

Convertible Notes to Related Parties

From 2009 to 2022, the Company conducted several exempt private placement offerings pursuant to Section 4(a)(2) of the Securities Act in which it raised proceeds through the issuance of convertible notes to a number of investors, many of whom are related parties of the Company. Instead of receiving individual convertible notes from the Company, the investors in the offerings formed an entity, Diamicron Lenders, LLC, a Utah limited liability company (“Diamicron Lenders”), which acted as a special-purpose-vehicle to facilitate investment in the Company. Investors purchased membership interests in Diamicron Lenders in the amount that they sought to lend to the Company; the Company issued Diamicron Lenders a single convertible promissory note in exchange for those funds. As the Company conducted subsequent private placements for additional funds, the Company entered into an amended and restated convertible promissory note with Diamicron each time to reflect the terms of the new investment in the Company. To date, the Company has received seven series of investments under the convertible promissory note with Diamicron Lenders, which is now the Tenth Amended, Restated And Consolidated Convertible Promissory Note between the Company and Diamicron Lenders (the “Convertible Note”). Each series has its own terms under the Convertible Note, and we refer to the seven series as “Class A” through “Class G”.

As of December 31, 2023 the total principal balance under the Convertible Note was $51,135,100 (not including accrued interest). The terms of the various series as of December 31, 2023, as well as principal amount issued in each of series, is summarized below.

Class A

•	Total Principal Balance (not including accrued interest): $4,999,900;
•	Interest accrues at 8% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $2.80 per share at the note holder’s option;
•	Secured by all Company assets.

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Class B

•	Total Principal Balance (not including accrued interest): $1,990,000;
•	Interest accrues at 9% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Secured by all Company assets;
•	Not convertible into equity of the Company.

Class C

•	Total Principal Balance (not including accrued interest): $7,000,000;
•	Interest accrues at 10% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $2.90 per share at the note holder’s option;
•	secured by all Company assets.

Class D

•	Total Principal Balance (not including accrued interest): $9,659,900
•	Interest accrues at 10% per annum;
•	Interest and principal due at maturity due December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $3.60 per share at the note holder’s option;
•	Secured by all Company assets.

Class E

•	Total Principal Balance (not including accrued interest): $10,012,300;
•	Interest accrues at 7% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $4.20 per share at the note holder’s option;
•	Secured by all Company assets.

Class F

•	Total Principal Balance (not including accrued interest): $3,723,000;
•	Interest accrues at 8% per annum;
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at rates between $2.00 to $5.50 per share at the note holder’s option depending on the date of contribution;
•	Secured by all Company assets.

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Class G

•	Total Principal Balance (not including accrued interest): $13,750,000
•	Interest accrues at 8% per annum,
•	Interest and principal due at maturity on December 31, 2025;
•	Convertible into Voting Common Stock of the Company at $3.60 per share at the note holder’s option;
•	Secured by all Company assets.

Interest expense on the Convertible Note was $4,184,675 and $3,867,183 for the years ended December 31, 2023 and 2022, respectively. Interest payable on the Convertible Note was $28,684,103 and $24,499,428 as of December 31, 2023 and 2022, respectively.

Equipment Financing Loans

In June 2021, the Company entered into an equipment finance agreement with U.S. Bank, pursuant to which it obtained a loan to purchase manufacturing equipment for its facility in Orem, UT. The loan amount was $240,835, accrues interest at 3.5166% per year, and will mature on October 31, 2026. Payments for interest and principal in the amount of $4,383 is required monthly. As of December 31, 2023 the total remaining balance on this note was $141,698.

During the year ended December 31, 2023 the Company obtained financing to purchase equipment for $112,720. The loan accrues interest at 7.92% per annum and will mature on December 1, 2027. Payments for interest and principal in the amount of $2,280 are required monthly. The balance outstanding as of December 31, 2023 was $93,580.

Total interest charged for these notes payable for the years ended December 31, 2023 and 2022 was $13,591 and $8,051, respectively.

Capital Commitments

Leases

The future minimum rental payments required under operating lease obligations as of December 31, 2023, having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

Years ending December 31,
2024	$94,169
2025	26,213
2026	20,121
2027	18,947
Thereafter	–

Total	159,450
Less: interest	(5,914)

Present value of lease liabilities	$153,536

Trend Information

By 2028, the cervical total disc replacement market size is expected to grow to $4.375 billion globally, and to $1.232 billion in the United States, at a CAGR of 18.3% during 2022–2028. The expected growth of the artificial cervical intervertebral disc market is attributed to the rising prevalence of cervical injuries due to growing numbers of vehicle accidents and sports injuries, fueled in part by population growth.

Increases in the prevalence of cervical injuries is expected to lead to an increase in need for cervical disc replacement procedures. With the majority of cervical disc designs in use today being susceptible to wear (potentially causing metal and polyethylene wear debris to be released into the body) and considering that approximately 55% of total joint failures are due to loosening caused by wear particles, we believe that patients will increasingly desire cervical total disc replacements that are resistant to such wear.

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ITEM 3. DIRECTORS AND OFFICERS

As of the date of this Annual Report, the executive officers and directors of Dymicron are as follows:

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Alan S. Layton	Chief Executive Officer	76	March 2009
Jeff Alan Bennett	President, Chief Operating Officer	62	May 2009
Edward Dennis Bird, Jr.	Chief Strategy Officer, EVP Corporate Development	63	April 2020
Directors
Alan S. Layton	Director (Chairman)	76	January 2000
Whitney Clayton	Director	49	January 2021
Armen Khachatryan, MD	Director	57	November 2020
Duane Madsen	Director	81	January 2000
Tim Stratford	Director	70	January 2000
Jeff K. Taylor, MD	Director	67	January 2000
Suzanne Winters, PhD.	Director	69	April 2014

Significant Employees
Steven Ulmer	Manufacturing Manager	36	March 2012
David Harding, PhD.	Principal Engineer	45	September 2006
Eric Lange	VP, Research & Development	56	May 2019
Curt Ence	Comptroller	69	October 2019

Alan S. Layton, Chief Executive Officer, Chairman of the Board of Directors

Mr. Layton has served as CEO of Dymicron since 2009 and Chairman of the Board of Dymicron since 2000. Mr. Layton is responsible for responsible for managing the Company’s overall operations. In addition to his leadership at Dymicron, Mr. Layton has had an impressive career in real estate, construction, industrial engineering, and software development. He served as the Chairman of the Salt Lake Area Chamber of Commerce, a member of the Organizing Committee for the 2002 Olympic Games, and other community boards and activities. He earned a BS in Civil Engineering from Brigham Young University.

Jeff Alan Bennett, President, Chief Operating Officer

Jeff Bennett is a medical device professional with expertise in product development, manufacturing, quality assurance, and regulatory affairs, as well as senior management. Before joining Dymicron in 2010, he oversaw a 100 percent increase in revenue during his two-and-a-half-year tenure as General Manager of Merit Medical’s Richmond Division. He has contributed to the development and commercialization of a variety of new medical device products that range from left-ventricular assist devices to in-vitro diagnostics. Jeff graduated from the University of Utah with a degree in Chemistry.

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Edward Dennis Bird, Jr., Chief Strategy Officer, EVP Corporate Development

Edward (Ted) Bird joined Dymicron in April 2020 as its Chief Strategy Officer, bringing with him over 35 years of global commercial experience in the medical device arena, including 30 years in the spine industry specifically. He led global marketing, medical education, and business development at Medtronic Sofamor Danek, and served as VP of Spine Arthroplasty Education at Depuy Spine/Johnson & Johnson, President of Orthofix Spinal Implants Division, and Non-Executive Chairman of the Board at Apifix. Additionally, he served as Chief Commercial Officer at Titan Spine from November 2016 to August 2018, and founded Bird Medical Group, a strategic consulting firm in August 2018. He graduated from Brown University with a bachelor’s degree in International Relations.

Whitney Clayton, Director

Whitney K. Clayton has served as a VP with Polaroid Consumer Electronics and as a China strategy advisor to the Utah Fund of Funds, practiced law in Cleary, Gottlieb, Steen and Hamilton’s Washington D.C. and Hong Kong offices, and most recently completed five years as the CEO of MSC Aerospace where he closed a significant equity investment with a private fund. As a result of the investment, he assisted in restructuring MSC and became the General Manager of a new international division, Qingdao SyberJet Industrial Technology Co., Ltd. He is now the CEO of Team Nation Sports. Mr. Clayton earned a BA with Honors in Chinese from Brigham Young University and a JD/MBA from Columbia University.

Armen Khachatryan, MD, Director

Armen Khachatryan, M.D. is a board-certified orthopedic surgeon specializing in minimally invasive microsurgery and the treatment of cervical and lumbar spinal disease. Dr. Khachatryan has extensive experience in minimally invasive surgery, motion preservation technology, artificial disc replacement and non-fusion technologies. He is an active partner at the Center for Orthopedic and Rehabilitation Excellence, founder of the Disc Replacement Center in Salt Lake City and co-Founder of the Masson Spine Institute Outpatient Center of Excellence in Park City, Utah. Dr. Khachatryan earned a bachelor’s degree in Molecular Biology from the Massachusetts Institute of Technology. He earned his medical degree, with honors, from the Yale University School of Medicine. He completed his surgical internship and his orthopedic surgical residency at the University of Utah Department of Orthopedics. He completed a combined spine fellowship at the University of Utah Department of Orthopedics and Shriner’s Hospital for Children.

Duane Madsen, Director

Duane Madsen has served on Dymicron’s Board of Directors since 2006. Prior to his retirement in 2008, he served as a Vice President and Senior Director at Goldman Sachs and Company. Mr. Madsen is a graduate of the Wharton School of Finance at the University of Pennsylvania.

Tim Stratford, Director

The former managing partner and currently senior counsel in the Beijing office of Covington & Burling LLP, an international law firm headquartered in Washington D.C., Mr. Stratford advises international clients doing business in China and Chinese companies seeking to expand their businesses globally. Except for a five-year period when he was based in Washington D.C. and served as the Assistant U.S. Trade Representative responsible for U.S trade relations with China, Mr. Stratford lived and worked continuously in the greater China region for the past forty years, including as Minister-Counselor for Commercial Affairs at the U.S. Embassy in Beijing and General Counsel for General Motors’ China operations. He is also chair emeritus of the American Chamber of Commerce in China.

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Jeff K. Taylor, MD, Director

A co-founder and Chief Science & Technology Officer of Dymicron, Dr. Taylor has more than 30 years of experience in medical device development in the areas of adult orthopedic reconstruction, spine surgery, surgical robotics, and trauma. He also served as founding director of Consensus Orthopedics, a company specializing in total joint replacement products. A medical graduate of Johns Hopkins University, Dr. Taylor is an active orthopedic surgeon specializing in adult reconstructive surgery.

Suzanne Winters, PhD., Director

Dr. Winters brings to Dymicron 30 years of experience developing medical technology. She previously served as a Director of the Utah Science Technology and Research Initiative, as well as the Executive Director for the BioInnovations Gateway. In addition to her role on the Dymicron board, she currently serves as the Utah Science Cluster Director in the Governor’s Office of Economic Development.

Steven Ulmer, Manufacturing Manager

Steven Ulmer has been Manufacturing Manager at Dymicron since 2012. Prior to Dymicron, Steven worked for Intelliserve and Champion Safe Co. in various manufacturing, production and operations roles. He earned his bachelor’s degree in Manufacturing Engineering Technology from Brigham Young University.

David Harding, PhD., Principal Engineer

David Harding is a spine scientist focused on the emulation of natural spinal motion with total disc arthroplasty and a biomedical engineer focused on elegant, effective implantation systems. He has 12 years working in the orthopedic implant industry designing implants with Polycrystalline Diamond bearing surfaces and the instrument systems to implant them. He was trained as a materials scientist with a focus first in metallurgy and later in polycrystalline diamond. David has a Bachelor’s degree in Metallurgical Engineering and a PhD. in Materials Science from the University of Utah.

Eric Lange, VP, Research & Development

Mr. Lange joined Dymicron in May 2019 to spearhead the Company’s efforts to gain US approval for the Triadyme®-C Cervical Disc. Eric has over 27 years of experience in the spinal device industry including 20 years in product development leadership positions at Medtronic where he was a Technical Fellow, two-time Quest Award winner, and Technical Contributor of the Year. Eric has over 100 issued patents and 29 worldwide product launches. He earned his Master’s degree in Biomechanics and a Bachelor’s degree in Aerospace Engineering from the University of Cincinnati.

Curt Ence, Comptroller

Curt Ence joined Dymicron as Comptroller in 2019. Prior to Dymicron, Curt worked for LivElite International / Syntek Global, managing the accounting and warehouse functions in addition to LCE Enterprise, a wholesale parts distribution company for trucking and mining equipment. He has a Bachelor’s of Science degree in Accounting from the University of Utah.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The below table represents compensation paid by Dymicron, Inc. during the year ended December 31, 2023 to its three highest-paid directors and executive officers.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)		Total compensation ($)
Alan Layton	Chief Executive Officer	0	0	(1)	0
Jeff Alan Bennett	Chief Operating Officer, President	271,806	42,073	(2)	313,879
Edward Dennis Bird, Jr.	Chief Strategy Officer, EVP Corporate Development	235,199	46,869	(3)	282,068

(1)	Alan Layton, our CEO and Chairman of the Board of Directors, did not receive a salary in 2023. He did not receive any stock options in 2023
(2)	Represents the cash value of certain benefits provided by the Company to Mr. Bennett, including health insurance, life insurance, and disability insurance, and a 3% matching IRA contribution by the Company and stock options. There were no stock options granted to Mr. Bennett in 2023
(3)	Represents the cash value of certain benefits provided by the Company to Mr. Bird, including health insurance, life insurance and disability insurance, and a 3% matching IRA contribution by the Company. There were no stock options granted to Mr. Bird in 2023.

For the fiscal year ended December 31, 2023, the Company did not pay its directors for their services as directors. There are 7 directors in this group.

Edward Dennis Bird, Jr. Offer Letter

Mr. Bird receives compensation from the Company pursuant to his employment agreement dated April 13, 2019. Pursuant to this agreement, he is entitled to an annual salary of $228,000 per year, (which has subsequently been increased by the board of directors to $234,092 per year without a written amendment to the employment agreement) and $2,500 per month for health insurance. Mr. Bird is entitled to other benefits, including life insurance, disability insurance, and a 3% matching IRA. Further, Mr. Bird was issued options in 2022 to purchase 200,000 shares of Voting Common Stock of the Company at a strike price of $3.50, with 40% vesting after the first year of employment, and 20% vesting after each year thereafter.

Jeff Alan Bennett Offer Letter

Mr. Bennet receives compensation from the Company pursuant to his employment agreement dated May 5, 2009. Pursuant to this agreement, he is entitled to an annual salary of $165,000 per year (which has subsequently been increased by the board of directors to $250,666 per year without a written amendment to the employment agreement) and is entitled to benefits including health insurance, life insurance, dental insurance, disability insurance, and a 3% matching IRA. Further, pursuant to his offering letter, Mr. Bennett was issued options to purchase shares of Voting Common Stock of the Company, which were never exercised, and expired in 2019.

Stock Option Plans

Periodically, the Company issues incentive stock options to promote the success of the Company and enhance its ability to attract and retain the services of qualified persons.

On June 22, 2012, the Company adopted the Dimicron, Inc. 2012 Stock Option Plan, a second stock incentive stock option plan for employees, directors, and officers of the Company that authorized the issuance of up to 17,500,000 shares of the Company’s Voting Common Stock for this plan. In June 2022, the 2012 Stock Option Plan expired – and no further stock options were issued under this plan.

On June 22, 2022, the Company adopted the 2022 Stock Option Plan for employees, directors, and officers of the Company that authorized the issuance of up to an additional 2,000,000 shares of the Company’s Voting Common Stock for this plan. During 2023 there were no additional options granted. During the years ended December 31, 2023 and 2022, 0 and 1,182,500 options for Voting Common Stock were granted under the 2022 Stock Option Plan.

24

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of December 31, 2023, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Name and address of beneficial owner	Title of Class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (1)	Percent of class (2)
Alan & Leslie Layton (3)
1186 South 1680 West	Common Stock (Voting)	756,779	13,582,726	55.58%
Orem, Utah 84058	Preferred (Series B)	40,236		7.940%

Trust of Estate of Wayne Tew (5)
1186 South 1680 West	Common Stock (Voting)	1,862,997	509,523	9.90%
Orem, Utah 84058	Preferred (Series B)	68,343	0	13.48%

Duane L. Madsen Trust (4)
1186 South 1680 West	Common Stock (Voting)	32,168	135,714	1.52%
Orem, Utah 84058	Preferred (Series B)	144,387	0	28.49%

Brigham Young University
A-153 ASB
Provo, Utah 84602	Preferred (Series B)	95,238	0	18.79%

All executive Officers and Directors as a group	Common Stock (Voting)	1,976,275	15,265,169	54.207%
(9 person in this group).	Preferred (Series B)	184,623	0	36.43%

(1)	Represents shares acquirable pursuant to (i) conversion of the Convertible Note; and (ii) outstanding stock options that may be exercised within 60 days of December 31, 2023.
(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities.
(3)	Leslie Layton is the wife of Alan Layton, the Chief Executive Officer and a director of the Company. These shares are held by each of Mr. and Mrs. Layton jointly.
(4)	Duane Madsen, a director of the Company, is the trustee of the Duane L. Madsen Trust. As such, he is deemed to beneficially own the shares held by the Duane L. Madsen Trust.
(5)	Represents shares beneficially owned by Wayne Tew, who is the trustee of this trust.

25

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Convertible Note – Diamicron Lenders, LLC

As described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources -- Indebtedness”, a number of officers and shareholders of the Company funded Diamicron Lenders for the purpose of lending to the Company in exchange for the Convertible Note issued by the Company to Diamicron Lenders. Diamicron Lenders is managed by Alan Layton who, subject to certain limitations, has full power, authority and discretion to manage and direct Diamicron Lenders’ business, affairs and properties. The amounts owed to related parties out of the total principal and interest outstanding of $79,821,826 under the Convertible Note as of December 31, 2023 is listed below:

•	$75,608,601 owed to Alan & Leslie Layton. Alan Layton is a director of the Company and its Chief Executive Officer. Leslie Layton is his wife.
•	$45,600 owed to Jeff Bennett, President and Chief Operating Officer of the Company
•	$15,200 is owed to Jeff K. Taylor, a director of the Company.
•	$380,000 owed to Duane Madsen, a director of the Company.
•	$600,484 owed to Tim Stratford, a director of the Company.
•	$148,208 owed to Suzanne Winter, a director of the Company.

Alan Layton Commitment

In July 2020, Alan Layton committed to invest $10,000,000 in the Company through the “Class G” series under the Convertible Note with Diamicron Lenders. To date, he has invested $13,390,000 in the “Class G” series. Mr. Layton indicated that he will continue to invest the as needed by the Company.

ITEM 6. OTHER INFORMATION

None.

26

ITEM 7. FINANCIAL STATEMENTS

DIMICRON, INC. DBA DYMICRON

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

 For the Years Ended December 31, 2023 and 2022

27

DIMICRON, INC. DBA DYMICRON

C O N T E N T S

Page

Independent Auditor’s Report	29

Consolidated Financial Statements:

Consolidated Balance Sheets	31

Consolidated Statements of Operations	32

Consolidated Statements of Comprehensive Loss	33

Consolidated Statements of Changes in Stockholders’ Deficit	34

Consolidated Statements of Cash Flows	35

Notes to the Consolidated Financial Statements	36-50

28

Independent Auditor’s Report

To Board of Directors

Dimicron, Inc. dba Dymicron:

Opinion

We have audited the accompanying consolidated financial statements of Dimicron, Inc. dba Dymicron (a Utah corporation) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (the “consolidated financial statements”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company has a working capital deficit and has suffered recurring losses to date which raises substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

29

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Salt Lake City, UT

February 29, 2024

30

DIMICRON, INC. DBA DYMICRON

Consolidated Balance Sheets

As of December 31, 2023 and 2022

ASSETS	2023	2022
Current assets:
Cash and cash equivalents	$961,785	$220,048
Accounts receivable, net	189,409	105,922
Prepaids and advances	3,534	6,844
Inventory, net	718,916	790,101
Other receivables	3,418	3,418

Total current assets	1,877,062	1,126,333

Non-current assets:
Property and equipment, net	377,821	330,151
Deposits	6,784	6,784
Right-of-use asset - operating	141,059	159,844

Total non-current assets	525,664	496,779

Total assets	$2,402,726	$1,623,112

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
Accounts payable	$40,738	$48,471
Accrued expenses	198,146	169,126
Deferred revenue	14,250	14,250
Leases liability - operating, current	95,998	78,506
Notes payable, current	69,098	46,720

Total current liabilities	418,230	357,073

Long-term liabilities:
Notes payable, noncurrent	166,180	137,821
Notes payable - related party	51,135,100	46,395,100
Interest payable - related party	28,684,103	24,499,428
Lease liability - operating, non-current	57,538	90,142

Total long-term liabilities	80,042,921	71,122,491

Total liabilities	80,461,151	71,479,564

Stockholders' deficit:
Preferred stock - Series B, $0.001 par value;
506,874 shares issued and outstanding (1)	507	507
Common stock, $0.001 par value; 60,000,000
shares authorized, and 4,474,518 and 4,407,985 (1)
shares issued and outstanding, respectively	4,475	4,408
Additional paid-in capital (1)	24,958,797	24,086,863
Treasury stock	(51,944)	(51,944)
Accumulated other comprehensive income	219,665	208,651
Accumulated deficit	(103,189,925)	(94,104,937)

Total stockholders' deficit	(78,058,425)	(69,856,452)

Total liabilities and stockholders' deficit	$2,402,726	$1,623,112

(1) All share amounts and additional paid-in-capital for all periods reflect Dimicron, Inc's 1-for-10 reverse stock split, which was effective August 30, 2022.

The accompanying notes to the consolidated financial statements are an integral part of these statements

31

DIMICRON, INC. DBA DYMICRON

Consolidated Statements of Operations

For the Years Ended December 31, 2023 and 2022

	2023	2022

Revenue and cost of goods sold:
Revenue	$390,455	$206,922
Cost of goods sold	(182,891)	(70,366)

Gross profit	207,564	136,556

Operating expenses:
Product development costs	1,317,875	999,675
Depreciation	31,929	29,534
General and administrative expenses	3,768,276	3,605,954

Total operating expenses	5,118,080	4,635,163

Loss from operations	(4,910,516)	(4,498,607)

Other income (expenses):
Interest income	370	284
Interest expense	(4,198,266)	(3,875,234)
Foreign currency translation loss	–	(285)
Other income	23,524	43,856

Total other expenses	(4,174,372)	(3,831,379)

Net loss before income taxes	(9,084,888)	(8,329,986)

Income tax expense	100	100

Net loss	$(9,084,988)	$(8,330,086)

The accompanying notes to the consolidated financial statements are an integral part of these statements

32

DIMICRON, INC. DBA DYMICRON

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2023 and 2022

	2023	2022

Net loss	$(9,084,988)	$(8,330,086)

Other comprehensive gain (loss):

Foreign currency translation adjustments	11,014	(166,316)

Net comprehensive loss	$(9,073,974)	$(8,496,402)

The accompanying notes to the consolidated financial statements are an integral part of these statements

33

DIMICRON, INC. DBA DYMICRON

Consolidated Statements of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2023 and 2022

	Series B Preferred Stock		Common Stock		Common Stock Non-Voting		Additional Paid-in	Treasury	Accumulated Other Comprehensive	Accumulated	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Gain (Loss)	Deficit	Deficit

Balance at January 1, 2022 (1)	506,874	$507	4,407,985	$4,408	–	$–	$23,301,713	$(51,944)	$374,967	$(85,774,851)	$(62,145,200)

Value of stock options issued and vested during the year	–	–	–	–	–	–	785,150	–	–	–	785,150

Effects of foreign currency translation	–	–	–	–	–	–	–	–	(166,316)	–	(166,316)

Net loss	–	–	–	–	–	–	–	–	–	(8,330,086)	(8,330,086)

Balance at December 31, 2022 (1)	506,874	$507	4,407,985	$4,408	–	$–	$24,086,863	$(51,944)	$208,651	$(94,104,937)	$(69,856,452)

Value of stock options issued and vested during the year	–	–	–	–	–	–	498,985	–	–	–	498,985

Issue non-voting common shares	–	–	–	–	66,533	67	372,949	–	–	–	373,016

Effects of foreign currency translation	–	–	–	–	–	–	–	–	11,014	–	11,014

Net loss	–	–	–	–	–	–	–	–	–	(9,084,988)	(9,084,988)

Balance at December 31, 2023	506,874	$507	4,407,985	$4,408	66,533	$67	$24,958,797	$(51,944)	$219,665	$(103,189,925)	$(78,058,425)

 (1) All share amounts and additional paid-in-capital for all periods reflect Dimicron, Inc's 1-for-10 reverse stock split, which was effective August 30, 2022.

The accompanying notes to the consolidated financial statements are an integral part of these statements

34

DIMICRON, INC. DBA DYMICRON

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023 and 2022

	2023	2022
Cash flows from operating activities

Net loss	$(9,084,988)	$(8,330,086)

Adjustment to reconcile net loss
to net cash from operating activities:

Depreciation	31,929	29,534
Capitalized costs of goods sold	51,134	42,835
Stock options issued for compensation	498,985	785,150

(Increase) decrease in:
Accounts receivable	(83,487)	41,450
Prepaids, advances and deposits	3,310	(4,361)
Inventory	71,185	(101,661)
Right-of-use asset	18,785	74,739
Increase (decrease) in:
Accounts payable and accrued expenses	21,287	(36,512)
Lease liability	(15,112)	(72,075)
Interest payable - related party	4,184,675	3,867,183

Net cash flows from operating activities	(4,302,297)	(3,703,804)

Cash flows from investing activities:
Purchase of property and equipment	(130,733)	(3,647)

Net cash flows from investing activities	(130,733)	(3,647)

Cash flows from financing activities:
Payments made on notes payable	(61,983)	(48,929)
Proceeds from common stock issuance	373,016	–
Proceeds from notes payable	112,720	–
Proceeds from related party debt	4,740,000	2,700,000

Net cash flows from financing activities	5,163,753	2,651,071

Effect of exchange rate on changes in cash	11,014	(166,316)

Net increase (decrease) in cash, cash equivalents, and restricted cash	741,737	(1,222,696)

Cash, cash equivalents, and restricted cash at beginning of period	220,048	1,442,744

Cash, cash equivalents, and restricted cash at end of period	$961,785	$220,048

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest paid	$(13,591)	$(8,051)
Taxes	$(100)	$(100)

Non-cash investing and financing activities:

Stock compensation	$498,985	$785,150
Right-of-use assets recognized for new leases	$78,963	$–
Lease liabilities recognized for new leases	$78,963	$–

The accompanying notes to the consolidated financial statements are an integral part of these statements

35

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

1.	ORGANIZATION

Dimicron, Inc. (the "Company") is a medical device technology company, incorporated on February 7, 1997 in the State of Utah. The Company was originally incorporated as Diamicron, Inc. until it changed its name to Dimicron, Inc. effective April 20, 2011. On September 30, 2014 the Company registered the "doing business as" (dba) name of Dymicron. Since its inception, the Company has engaged itself in the research and development of high pressure/high temperature synthesis of polycrystalline diamond compact (PDC) materials for medical device applications. The focus of this research and development has been towards medical implants for artificial joint replacement, beginning with total hip replacement. Significant developments have been made on total hip replacement but the Company has currently placed these efforts on hold. The Company’s currents efforts are towards the development of total spinal disc replacement. Since inception, the Company has developed a large body of technology and intellectual property required to accomplish its objectives, including the successful formulation of biocompatible PDC, and the development of shaping, polishing, finishing and other manufacturing processes and testing techniques for its proprietary synthetic diamond materials. PDC constitutes a platform technology, upon which a number of additional medical device applications may be developed.

The Company has a solely owned subsidiary in Germany named Dymicron EU GmbH (Germany), which helps with the direct sales of its products in Germany and its distribution of its products in Spain.

The Company's most pressing current goals are to pursuit its regulatory approval in the United States and expand commercial sales of its cervical total disc replacement implant in Europe and other countries. This work includes continued compliance with the European Union's Medical Device Directive and relevant ISO standards. The Company is also continuing to work with clinical partners to collect data regarding safety and field performance of its TDR implant for future publishing and marketing efforts. Future success of the Company is likely contingent of receiving FDA approval for its products and expanding sales to attract potential strategic partners.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) using the accrual method of accounting. All income is recorded when earned and all expenses are recorded when incurred regardless of when such amounts are received or paid.

36

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Dimicron, Inc. and its subsidiaries. Dimicron EU GmbH (Germany) (a wholly-owned subsidiary) operates in Germany. All significant intercompany transactions have been eliminated. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities in accordance with the Variable Interest Entity Subsections of FASB ASC Subtopic 810-10, Consolidation - Overall, and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements.

For the Company's foreign subsidiaries, the functional currency has been determined to be the local currency. Accordingly, assets and liabilities are translated at year-end exchange rates, and operating statement items are translated at average exchange rates prevailing during the year. The resultant cumulative translation adjustments to the assets and liabilities are recorded as other comprehensive income (loss) as a separate component of stockholders’ equity (deficit). Exchange adjustments resulting from foreign currency transactions are included in the determination of net income (loss). Such amounts are immaterial for all years presented.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments with a maturity of less than three months to be cash equivalents. The Company had no cash equivalents other than cash at December 31, 2023 and 2022.

Accounts Receivable and Other Receivables

Our allowance for credit losses reflects our estimate of the amount of our receivables that we will be unable to collect based on historical write-off experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. Trade receivables are the only material financial asset we have that is subject to the requirement to measure expected credit losses. Our estimate could require change based on changing circumstances, including changes in the economy or in the particular circumstances of individual customers. Accordingly, we may be required to increase or decrease our allowance. Trade receivables that have contractual maturities of one year or less are written-off when they are determined to be uncollectible based on the criteria necessary to qualify as a deduction for federal tax purposes. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. No allowance for credit losses was recognized for the years ended December 31, 2023 and 2022, respectively.

37

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Other Receivables (Continued)

Accounts receivable balance as of December 31, 2023 consisted of the following:

2023

Accounts receivable	$189,409
Less:
Allowance for credit losses	–
Accounts receivable, net	$189,409

Uninsured Corporate Cash Balances

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with federally insured commercial banks. At times throughout the year, the Company maintains certain bank accounts in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to these accounts.

The Company also holds a cash account in a foreign bank account (Germany) that is not FDIC insured, which funds could potentially be impacted due to adverse economic conditions with these countries or other significant risks of loss. The balance of this foreign bank accounts was $143,929 and $103,943 as of December 31, 2023 and 2022, respectively. The Company does not anticipate any losses from this risk.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for minor replacements, maintenance and repairs which do not increase the useful lives of the property and equipment are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation and amortization on property and equipment are computed using the straight-line method over estimated useful lives as follows:

Office equipment	3 to 5 years
Shop equipment	3 to 7 years
Leasehold improvements	2 years

38

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company adopted the provisions of Accounting Standards Codification 718, Compensation - Stock Compensation (ASC 718). ASC 718 requires the measurement and recognition of compensation for all stock-based awards made to employees and directors based on estimated fair values. Under ASC 718, the Company uses the Black-Scholes option pricing model as the method of valuation for stock-based awards. The determination of the fair value of stock-based awards on the date of grant is affected by the fair value of the stock as well as assumptions regarding a number of complex and subjective variables. The variables include, but are not limited to, 1) the expected life of the option, 2) the expected volatility of the fair value over the term of the award, and 3) actual and projected exercise behaviors.

The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Statement of Operations. Stock-based compensation expense recognized in the Statements of Operations for the years ended December 31, 2023 and 2022 assumes all awards will vest; therefore no reduction has been made for estimated forfeitures.

Income Taxes

The Company files federal income tax returns in the U.S. and state income tax returns in those state jurisdictions where it is required to file.

The Company adopted the provisions of Accounting Standards Codification 740, Income Taxes (ASC 740). ASC 740 requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the consolidated financial statements. As a result of the implementation of ASC 740, the Company performed a review of its material tax positions in accordance with measurement standards established by ASC 740. At the adoption date, the Company had no unrecognized tax benefit which would affect the effective tax rate if recognized. There has been no significant change in the unrecognized tax benefit during the year ended December 31, 2023 and 2022. The Company also estimates that the unrecognized tax benefit will not change significantly within the next twelve months.

39

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

There are no tax positions included in the accompanying consolidated financial statements at December 31, 2023 and 2022 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

Provisions for income taxes are based on amounts reported in the Statement of Operations and include state taxes of $100. No deferred tax asset for net operating losses and research tax credits has been recorded in the consolidated financial statements since it has not yet been determined that the Company will experience a future benefit from them (see Note 9).

Concentrations of Risk

Credit losses, if any, have been provided for in the consolidated financial statements and are based on management's expectations. The Company's accounts receivable are subject to potential concentrations of credit risk. The Company does not believe that it is subject to any unusual risks or significant risks in the normal course of its business.

A significant amount of the Company's financing has been dependent on a few current stockholders. If lending or capital investments stopped from these stockholders, it could significantly affect the Company's ability to continue until ongoing operations and revenues were obtained. The Company believes it will continue its relationships and be able to maintain its current course of business.

Foreign Operations

The Company operates in various foreign countries. The Company may be adversely affected by possible political or economic instability in these foreign countries. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in development or investment policies or shifts in the prevailing political climate in these countries in which the Company operates could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

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DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Risk (Continued)

Foreign Currency Translation

Since the subsidiary's financial statements must be translated into U.S. Dollars, major changes in the currency exchange rate between the foreign denominations and U.S. Dollars may have a significant impact on the operations of the Company. Although the Company does not anticipate the currency exchange rate to be significantly different over the next 12 months, no such assurances can be given.

Revenue Concentrations

During the years ended December 31, 2023 and 2022, the Company had customers generate revenues greater than 10% of total revenues. Revenues from these customers were $358,269 and $164,789, or 92% and 80%, of total revenues for the years ended December 31, 2023 and 2022, respectively.

Advertising

The Company generally expenses advertising costs as incurred. Advertising expenses were $137 and $5,809 for the years ended December 31, 2023 and 2022, respectively.

Revenue Recognition

The Company recognizes revenue when goods are delivered or implanted to patients. All revenue for the Company are recognized at the point-in-time of implant or when delivered to customer based on contractual obligations. Any amount collected from customers for goods not yet delivered is recorded as unearned revenue.

The Company also rents out its machinery to other customers for the manufacturing of their products. Revenue is recognized when time of use is transpired. For the years ended December 31, 2023 and 2022, total revenue recognized were as follows:

	2023	2022

Revenue recognized over-time	$61,530	$98,730
Revenue recognized at a point-in-time	328,925	108,192
Total	$390,455	$206,922

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DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

As of December 31, 2023 and 2022, the accounts receivable and unearned revenue consisted of the following:

	2023	2022

Accounts receivable	$189,409	$105,922
Unearned revenue	$14,250	$14,250

Inventories

Raw materials are stated at the lower of cost (computed on an average cost basis) or market. Work-in-process and finished goods are stated at the lower of an average cost or market. Obsolete items are expensed at the time impairment is determined. The Company evaluates the inventory at least annually. As of December 31, 2023 and 2022, no inventory valuation reserve was established for obsolete items, respectively. Inventory consists of raw materials and supplies, work-in-process, finished goods, and implant related parts.

Currencies and Translation Adjustments

The Company incurred revenues and expenses in two different currencies during the periods presented which include U.S. Dollars (USD) and Euros (EUR). All assets, liabilities, revenues, and expenses are converted to USD for recording and presentation in the accompanying consolidated financial statements. The Company recorded foreign currency translation adjustments for the years ended December 31, 2023 and 2022. These adjustments are the currency translation effects and are recorded through other comprehensive income in accordance with FASB ASC 220, Comprehensive Income ("ASC 220").

Adoption of Accounting Guidance

In June of 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments – Credit Losses, which requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. This requirement eliminates the probable initial recognition threshold in current GAAP which has delayed recognition of credit losses until the loss was probable. Instead, the new treatment will better reflect an entity’s current estimate of all expected credit losses. In addition, the new guidance requires that any credit losses on available-for-sale debt securities to be presented as an allowance rather than as a write-down. Initial allowance for credit losses is added to the purchase price rather than reported as a credit loss expense. Subsequent changes in the allowance for credit losses are recorded in credit loss expense. This will allow entities to also record reversals of credit losses in current period net income, whereas the current GAAP prohibits reflecting these improvements in current period earnings. The Company adopted this new guidance as of January 1, 2023. The adoption of this guidance did not have any material impact to the Company’s financial statements as a whole.

42

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

3.	INVENTORY

Inventory consisted of the following as of December 31, 2023 and 2022

	2023	2022

Raw materials and supplies	$83,866	$60,628
Work-in-process	116,787	100,982
Finished goods	518,263	628,491

Total inventory	$718,916	$790,101

4.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2023 and 2022:

	2023	2022

Office equipment	$96,056	$95,708
Shop equipment	2,307,609	2,176,876
Leasehold improvements	84,171	84,171

Total property and equipment	2,487,836	2,356,755

Less accumulated depreciation	(2,110,015)	(2,026,604)

Property and equipment, net	$377,821	$330,151

Total depreciation expense for the years ended December 31, 2023 and 2022 was $31,929 and $29,534, respectively.

5.	NOTES PAYABLE

During the year ended December 31, 2021, the Company obtained financing to purchase equipment for $240,835. The loan accrues interest at 3.5166% per annum and will mature on October 31, 2026. Payments for interest and principal in the amount of $4,383 are required monthly. The balance outstanding as of December 31, 2023 and 2022 was $141,698 and $184,541, respectively.

During the year ended December 31, 2023 the Company obtained financing to purchase equipment for $112,720. The loan accrues interest at 7.92% per annum and will mature on December 1, 2027. Payments for interest and principal is the amount of $2,280 are required monthly. The balance outstanding as of December 31, 2023 was $93,580.

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DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

5.	NOTES PAYABLE (Continued)

Future principal payment commitments for these notes payable as of December 31, 2023, are as follows:

Years ending December 31,
2024	$69,098
2025	72,524
2026	67,429
2027	26,227
2028	–
Thereafter	–

Total	$235,278

Total interest charged for these notes payable for the years ended December 31, 2023 and 2022 was $13,591 and $8,051, respectively.

6.	STOCKHOLDERS’ EQUITY

On August 30, 2022, the company approved a 1-to-10 reverse stock split. As a result, all shares and related APIC was adjusted retroactive for this corporate action.

Preferred Stock - Series A and Series B

The Company has 5,000,000 shares of preferred stock (Series A and B combined) authorized for issuance with a par value of $0.001 per share. At December 31, 2023, the Company had 506,874 shares of Series B preferred stock issued and outstanding and no shares of Series A preferred stock issued and outstanding. The Series B preferred stock has a liquidation preference of $1.05 per share over the Series A preferred stock and the common stock in the event of a liquidation, dissolution or winding-up of the Company.

Common Stock

The Company has 60,000,000 shares of common stock authorized for issuance with a par value of $0.001 per share. 40,000,000 of these shares are voting common stock and 20,000,000 are non-voting shares. As of December 31, 2022, the Company had 4,407,985 common shares issued and outstanding, all of which were voting shares. As of December 31, 2023, the Company had 4,474,518 common shares issued and outstanding, of which 66,533 were non-voting. During the year ended December 31, 2023, the Company issued 66,533 common non-voting shares via crowdfunding at a price of $5.75 a share.

Treasury Stock

In February and March 2005, the Company purchased 103,889 shares of its previously issued and outstanding common stock for $51,944 and is being held as treasury stock. Treasury stock is recorded using the cost method.

44

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

7.	NOTES PAYABLE – RELATED PARTIES

Notes payable to related parties consisted of the following as of December 31, 2023 and 2022:

	2023	2022
Various convertible notes payable to a related company, interest at 9% per annum, interest and principal due at maturity on December 31, 2025; secured by all Company assets.	$1,990,000	$1,990,000

Various convertible notes payable to a related company, interest at 10% per annum, interest and principal due at maturity on December 31, 2025; convertible into common shares of the Company at $2.90 per share at the note holder's option, secured by all Company assets.	7,000,000	7,000,000

Various convertible notes payable to a related company, interest at 8% per annum, interest payments due quarterly, principal due at maturity on December 31, 2025, convertible into common shares of the Company at $2.80 per share at the note holder's option, secured by all Company assets.	4,999,900	4,999,900

Various notes payable to various shareholders, interest at 10% per annum, principal and interest payments due December 31, 2025; convertible into common shares of the Company at $3.60 per share at the note holder's option, secured by all Company assets.	9,659,900	9,659,900

Various notes payable to various shareholders, interest at 7% per annum, principal and interest payments due December 31, 2025; convertible into common shares of the Company at $4.20 per share at the note holder's option, secured by all Company assets.	10,012,300	10,012,300

Various notes payable to various shareholders, interest at 8% per annum, principal and interest payments due December 31, 2025; convertible into common shares of the Company at rates between $2.00 to $5.50 per share at the note holder's option depending on the date of contribution, secured by all Company assets.	3,723,000	3,723,000

Various notes payable to various shareholders, interest at 8% per annum, principal and interest payments due December 31, 2025; convertible into common shares of the Company at $3.60 per share at the note holder's option, secured by all Company assets.	13,750,000	9,010,000

Total notes payable - related parties	51,135,100	46,395,100
Less: current portion	–	–

Long-term portion of related party notes	$51,135,100	$46,395,100

45

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

7.	NOTES PAYABLE – RELATED PARTIES (Continued)

Maturities of notes payable - related parties as of December 31, 2023 is as follows:

Years ending December 31,
2024	$–
2025	51,135,100
2026	–
2027	–
2028	–
Thereafter	–

Totals	$51,135,100

Interest expense on the related party notes payable noted above was $4,184,675 and $3,867,183 for the years ended December 31, 2023 and 2022. Interest payable on these notes was $28,684,103 and $24,499,428 as of December 31, 2023 and 2022, respectively.

8.	LEASES

The Company leases certain office space under operating leases. Lease commencement occurs on the date the Company takes possession or control of the property. Original terms for facility related leases are generally between three to five years. Some of the Company’s leases also include rental escalation clauses and/or termination provisions. Renewal options and termination options are included in determining the lease payments when management determines the options are reasonably certain of exercise.

If readily determinable, the rate implicit in the lease is used to discount lease payments to present value: however, substantially all of the Company’s leases do not provide a readily determinable implicit rate. When the implicit rate is not determinable, Company’s estimated incremental borrowing rate is utilized, determined on a collateralized basis, to discount lease payments based on information available at lease commencement.

The Company’s leases typically require payment of common area maintenance and real estate taxes which represent the majority of variable lease costs. Certain lease agreements also provide for variable rental payments based on sales performance in excess of specified minimums, usage measures, or changes in the consumer price index.  Variable rent payments based on future performance, usage, or changes in indices were not significant for any of the periods presented.  Variable lease costs are excluded from the present value of lease obligations.

The Company’s lease agreements do not contain any material restrictions, covenants, or any material residual value guarantees.

46

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

8.	LEASES (Continued)

Lease related assets and liabilities as of December 31, 2023 and 2022 consist of the following:

	2023	2022
Assets
Operating lease assets	$141,059	$159,844

Total lease assets	$141,059	$159,844
Liabilities
Current operating lease liability	$95,998	$78,506
Noncurrent operating lease liability	57,538	90,142

Total lease liability	$153,536	$168,648

Total operating lease expense for the years ended December 31, 2023 and 2022 was $97,345 and $93,321, respectively.

The future minimum rental payments required under operating lease obligations as of December 31, 2023, having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

Years ending December 31,
2024	$94,169
2025	26,213
2026	20,121
2027	18,947
Thereafter	–

Total	159,450
Less: interest	(5,914)

Present value of lease liabilities	$153,536

The weighted-average remaining lease term and discount rate as of December 31, 2023 and 2022 are as follows:

	2023	2022
Weighted-average remaining lease term
Operating leases (years)	2.36	1.95
Weighted-average discount rate
Operating leases	5.69%	4.13%

47

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

9.	TAXES

As of December 31, 2023, the Company had available net operating losses and research tax credits for Federal and State tax purposes of approximately $63,904,542 and $40,230,177, respectively. They are generally allowable for 20 years after year of loss or credit. Starting in 2020, any NOL generated prospectively can be carried forward indefinitely. The Company’s NOLs that were generated previously have begun to expire. No deferred tax asset for net operating losses and research tax credits has been recorded in the consolidated financial statements since it has not yet been determined that the Company will experience a future benefit from them. Therefore, a full valuation has been placed on any deferred tax assets.

10.	STOCK OPTIONS

On July 16, 2002, the Company adopted the Dimicron Incentive Stock Option Plan for employees, directors, and officers of the Company. The Company authorized the issuance of up to 1,450,000 shares of the Company's common stock for this plan. On June 22, 2012, the Company adopted the Dimicron, Inc. 2012 Stock Option Plan, a second stock incentive stock option plan for employees, directors, and officers of the Company that authorized the issuance of up to an additional 1,750,000 shares of the Company's common stock for this plan. In June 2022 the company approved the 2022 Stock option plan of up to 2,000,000 shares of the Company’s common stock for this plan. Periodically, the Company issues incentive stock options to promote the success of the Company and enhance its ability to attract and retain the services of qualified persons.

During the years ended December 31, 2023 and 2022, the Company granted 0 and 1,182,500 stock options, respectively.

The Company applies Accounting Standards Codification 718, Compensation - Stock Compensation (ASC 718) for each equity instrument issued which requires the Company to estimate the fair value of each option issued at the grant date. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following assumptions used for grants: dividend yield of zero percent; expected volatility of 70%; risk free interest rate between 0.59% and 4.61%, and an expected life of four to nine years. During the years ended December 31, 2023 and 2022, the Company recognized additional costs of $498,985 and $785,150 as a result of applying ASC 718 to the options (costs amortized over the vesting terms of the options).

48

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

10.	STOCK OPTIONS (Continued)

A summary of the status of the Company's stock options as of December 31, 2023 and 2022 and changes during the years is presented below:

	2023		2022
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	2,656,500	$3.36	1,577,007	$3.20

Granted	–	–	1,182,500	3.60
Cancelled/forfeited/expired	–	–	(103,007)	2.90
Exercised	–	–	–	–

Outstanding, end of year	2,656,500	$3.36	2,656,500	$3.36

Exercisable	2,143,500	$3.30	1,663,100	$3.31

As of December 31, 2023, 817,500 options were available for grant under the 2022 Stock Option Plan. As of December 31, 2023, the Company had $620,330 of unrecognized stock-based compensation costs related to non-vested awards that will be recognized over a weighted-average period of 1.47 years.

11.	GOING CONCERN

The Company's consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.

In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management has been successful in negotiating contracts with strategic partners that, in the past have yielded contract revenue. The Company is currently marketing its spinal disc replacement in the EU and realizes revenue from these efforts. The Company plans to raise additional capital through the sale of equity and debt to current and new stockholders and creditors to sustain operations until revenues from the licensing or commercialization of its technology are sufficient to cover costs. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

49

DIMICRON, INC. DBA DYMICRON

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

11.	GOING CONCERN (Continued)

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

12.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 29, 2024, the date which the statements were available to be issued. No events have occurred subsequent to year end requiring recording or disclosure in the financial statements.

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ITEM 8. INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1	Agreement with DealMaker Securities LLC**

2.1	Second Amended and Restated Articles of Incorporation*

2.2	Articles of Amendment to Second Amended and Restated Articles of Incorporation*

2.3	Bylaws*

6.1	2022 Stock Option Plan*

6.2	Offer Letter to Edward Bird from the Company*

6.3	Offer Letter to Jeffrey Bennett from the Company*

6.4	Tenth Amended & Restated Convertible Note between Diamicron Lenders LLC and the Company*

* Incorporated by reference to the Company’s offering statement on Form 1-A/A filed with the SEC on September 22, 2022

** Incorporated by reference to the Company’s offering statement on Form 1-A/A filed with the SEC on January 13, 2023

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orem, Utah, on April 29, 2024.

DIMICRON, INC.

/s/ Alan S. Layton
By:	Alan S. Layton, Chief Executive Officer

This report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan S. Layton
Alan S. Layton, Chief Executive Officer, Chairman of the Board of Directors
Date: April 29, 2024

/s/ Curt Ence
Curt Ence, Comptroller, Principal Accounting Officer and Principal Financial Officer
Date: April 29, 2024

/s/
Whitney Clayton, Director
Date: April 29, 2024

/s/ Armen Khachatryan, MD
Armen Khachatryan, MD, Director
Date: April 29, 2024

/s/ Duane Madsen
Duane Madsen, Director
Date: April 29, 2024

/s/ Tim Stratford
Tim Stratford, Director
Date: April 29, 2024

/s/
Jeff K. Taylor, MD, Director
Date: April 29, 2024

/s/ Suzanne Winters, PhD.
Suzanne Winters, PhD., Director
Date: April 29, 2024

52